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                              April 24, 2024

       Christopher Kroeger, M.D.
       Chief Executive Officer
       MapLight Therapeutics, Inc.
       800 Chesapeake Drive
       Redwood City, CA 94063

                                                        Re: MapLight
Therapeutics, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 12,
2024
                                                            CIK No. 0001770069

       Dear Christopher Kroeger:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 4, 2024, letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 12, 2024

       Business
       Overview, page 97

   1. We note your response to our prior comment 2 and your newly added disclosure that a head-to-head comparison
between ML-004 and an on-label dosage of zolmitriptan was not conducted. As such,
please remove your disclosure that the most frequently reported adverse events for
ML-004 were consistent with the approved labeling for zolmitriptan for the treatment of
migraines throughout the prospectus. You may present objective results of clinical trials but
such results should not be compared to other products unless head-to-
                                                        head studies were
conducted.
 Christopher Kroeger, M.D.
MapLight Therapeutics, Inc.
April 24, 2024
Page 2
Notes to Consolidated Financial Statements
13. Commitments and Contingencies
Contractual Obligations, page F-26

2. We have considered your response to comment 14. You disclose that you are unable to estimate the likelihood of achieving milestones or future product sales. Under ASC 450-
      20-25-1, the likelihood of loss contingencies being confirmed are required to be assessed as either remote, reasonably possible or probable. Please advise us as to whether you have made this assessment of the likelihood for your loss contingencies (as defined in ASC
      450-20-20), provided the disclosures required by ASC 450-20-50 and revise this footnote as appropriate. If you consider your loss contingency policy to be a significant accounting policy under ASC 235-10-50-1, disclose this policy in your footnotes.
       Please contact Gary Newberry at 202-551-3761 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Kroeger, M.D.
                                                           Division of
Corporation Finance
Comapany NameMapLight Therapeutics, Inc.
                                                           Office of Life
Sciences
April 24, 2024 Page 2
cc:       Mark Ballantyne
FirstName LastName